Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

December 2, 2015

Excerpt of Transcript of Remarks by Mikael Dolsten, President, Worldwide Research & Development at Pfizer Inc., at the 27th Annual Piper Jaffray Healthcare Conference, posted December 2, 2015

 DECEMBER 02, 2015 / 2:00PM, PFE—Pfizer Inc at Piper Jaffray Healthcare Conference

Richard Purkiss—Piper Jaffray—Analyst

Okay, just briefly — I notice we’re running short on time, but perhaps you can just share some thoughts on Allergan’s pipeline, what you find particularly interesting.

Mikael Dolsten—Pfizer Inc.—President, Worldwide Research & Development

Yes, I think the industry as a whole has many companies that are investing in R&D and providing product pipelines. So we think that some consolidation will make the industry more efficient. We certainly have seen Pfizer starting to have growth based on the PIXEL brands that you’ve alluded to.

Allergan is a Company that have accumulated a very robust, durable, marketed and pipeline product portfolio. So we see a combination of these companies to have an opportunity to aspire for growth across many therapeutic areas. I can see in some therapeutic areas where combining the two will give a very impressive portfolio.

Let me mention one area where we have been a significant investor in research and development that’s newer science. And Allergan obviously have a long history with Namenda Namzaric franchise and some more pipeline oriented products, like I mentioned, include, and this is from their R&D day —

Richard Purkiss—Piper Jaffray—Analyst

No, sure. Yes, no, no.

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 DECEMBER 02, 2015 / 2:00PM, PFE—Pfizer Inc at Piper Jaffray Healthcare Conference

Mikael Dolsten—Pfizer Inc.—President, Worldwide Research & Development

— they spoke about and obviously more detailed question should come to the Allergan colleagues. Vraylar, which is a typical antipsychotic drug approved for schizophrenia and the mania bipolar disease. What’s interesting is that it shares some features with Abilify in that it’s a D2 partial agonist.

But it also has picked up D3 and that may be the reason why Allergan communicated interesting data on negative symptoms which could be a unique opportunity for this drug. And it behaved very well also on tolerability aspects such as metabolic function, so that’s, I think, an interesting drug.

Richard Purkiss—Piper Jaffray—Analyst

For psychiatrists as well. I mean negative — so that’s the big unmet need, really, isn’t it, negative symptoms?

Mikael Dolsten—Pfizer Inc.—President, Worldwide Research & Development

It is a huge unmet need and it makes — why many of these patients are unable to engage socially in society and are really hampered after controlling the positive symptoms. Another area, treatment resistant depression, I think is tremendous unmet need and the drug rapastinel which acts on the NMDA receptor pathway is for — initially for IV administration. It belongs to a class that had rapid onset of therapeutic benefit.

And so far what Allergan disclosed is that the drug has rapid beneficial effects seen in a small Phase 2 study while not having what has been associated with other candidates in this space, psychotropic or hallucinogenic effect. So that could be also a very transformative opportunity for refractory depression.

We have a significant effort to grow our presence in gastrointestinal disease. Allergan has a strong history in inflammatory bowel disease with an asset called Delzicol and more recently in irritable bowel symptoms both for the chronic constipation and diarrhea forms.

They really shared at R&D day also relamorelin which is a ghrelin cyclic peptidomimetic for diabetic gastroparesis, a condition many diabetes patients suffer from, inability optimally empty the gastric organ and thereby getting a lot of issue with nausea, vomiting and overall poor life quality. So that’s another very intriguing opportunity.

And finally, of course, they have the new businesses in the sense of ophthalmology and aesthetics that would be a very nice expansion into what our businesses. And I’m quite impressed with what they’ve done with both its lifecycle management and I think there is another opportunity in aesthetics with Kybella and in ophthalmology, I think we have tanezumab which works on the NGF pathway.

They actually have an NGF active drug that is licensed from Mimetogen, MIM-D3, that acts locally in the eye for dry eye to induce mucin production and reduce the symptoms.

So I just gave a couple of examples that I think are innovative drugs that could really advance care in many of these areas, would complement what Pfizer has. And I think that potential combination of these two companies could be very powerful. It will have a pipeline of more than 100 Phase 2 registration drugs of which more than 60 are in Phase 3 registration. So really an unprecedented powerhouse of R&D.

Richard Purkiss—Piper Jaffray—Analyst

I think we’re out of time. Anyway, thank you very much, Mikael.

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Pfizer Inc. Tweets (@pfizer), December 3, 2015

Combined #PfizerAllergan will provide more dynamic R&D program & greater resources for investment in key categories http://bit.ly/1OzF7Ep

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.